Dennis J. Scott
Senior Vice President, General Counsel,
Chief Compliance Officer & Corporate Secretary

July 6, 2020
VIA EDGAR
Ms. Irene Barberena-Meissner, Staff Attorney
Mr. Timothy S. Levenberg, Special Counsel
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Centrus Energy Corp.
Registration Statement on Form S-3
Filed June 17, 2020
File No. 333-239242
Dear Ms. Barberena-Meissner and Ms. Nguyen:
This letter sets forth the response of Centrus Energy Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 1, 2020 (the “Comment Letter”), regarding the above-referenced filing with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.
Registration Statement on Form S-3
General

1.
It appears that the aggregate market value of the shares of your (Class A) common stock held by non-affiliates during the 60 days prior to June 17, 2020, did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1. As part of your analysis, please discuss whether there are changes to the beneficial share ownership of your (Class A) common stock as currently reflected in the table at page 23 of the DEF14A filed April 29, 2020, such as Mr. Subin's beneficial share ownership in light of the amended Schedule 13D which he filed on June 19, 2020.

Response: The Company respectfully submits that the aggregate market value of the shares of the Company’s Class A Common Stock (the “Shares”) held by non-affiliates during the 60 days prior to the date on which the Company filed its registration statement on Form S-3 (file no. 333-239242), filed with the Commission on June 17, 2020 (the “Form S-3”), exceeded the $75 million threshold set forth in General Instruction I.B.1 of Form S-3. The Company’s analysis of the aggregate value of the shares is as follows.

As disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2020, filed with the Commission on May 12, 2020, as of April 20, 2020 there were 8,783,189 Shares outstanding, and, to the Company’s knowledge, such number did not change between April 20 and the period commencing 60 days prior to the date on which the Company filed the S-3 (June 17, 2020, and such period the “S-3 Eligibility Period”). Giving effect to the Shares underlying restricted stock units and stock options held by “affiliates” of the Company (as defined in Rule 405 under the Securities Act of 1933) that may be acquired by such affiliate within 60 days, the number of Shares outstanding during the S-3 Eligibility Period was 9,342,822. As set forth below, the number of Shares held by affiliates during the Eligibility Period was 2,957,432 (including Shares underlying restricted stock units and stock options), as follows:

•	Shares held by the executive officers of the Company and the members of the board of directors of the Company:

◦	Mikel H. Williams: 37,925

◦	Michael Diament: 37,925

◦	Patricia J. Jamieson: 37,925

◦	Tetsuo Iguchi: 0

◦	W. Thomas Jagodinski: 37,925

◦	William J. Madia: 37,925

◦
Neil S. Subin: 885,323, calculated as follows: (i) 20,008 Shares underlying vested restricted stock units, (ii) 860,315 Shares held by various entities related to MilFam, LLC (of which Mr. Subin is President and Manager) and Miller family trusts (of which Mr. Subin is trustee), and (iii) 5,000 Shares held directly by Mr. Subin.[1]

◦	Daniel B. Poneman: 320,000

◦	Elmer Dyke: 50,000

•	Shares held by other affiliates of the Company:

◦	Mr. Morris Bawabeh: 1,550,500

Accordingly, the number of Shares held by non-affiliates of the Company during the S-3 Eligibility Period was 6,385,390 (giving effect to the Shares underlying restricted stock units and stock options); based on the closing price for the Shares of $11.84 on June 8, 2020, the aggregate market value of the Shares held by non-affiliates during the S-3 Eligibility Period was $75,603,017.60.

__________________
1 On June 19, 2020, Mr. Subin filed an amendment to Mr. Subin’s Schedule 13D with the Commission to report that Mr. Subin was the beneficial owner of 824,000 Shares.

We note that the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 29, 2020, indicated that Mr. Subin also was deemed to own 62,657 Shares owned by Broadbill Partners II, L.P. (“Broadbill”), a private investment firm co-founded by Mr. Subin.2 Despite such disclosure, the Company respectfully submits that the facts underlying the current relationship between Mr. Subin and Broadbill both (i) do not result in Mr. Subin being deemed to be the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) and (ii) do not result in Broadbill being an affiliate of the Company. The Company’s position on both questions is supported by information received by the Company from Mr. Subin subsequent to April 29, 2020 indicating that, effective March 31, 2019, Mr. Subin withdrew as a member of Broadbill and (i) relinquished all rights, powers and responsibilities with respect to the business of Broadbill, including rights, powers and responsibilities with respect to the Shares, and (ii) confirmed that Mr. Subin was not due any further amounts from Broadbill by way of distributions, reimbursements or otherwise, except the distribution of the outstanding balance in Mr. Subin’s capital account with Broadbill as of such March 31, 2019. Accordingly, as of March 31, 2019, Mr. Subin has no voting or investment power with respect to any securities owned by Broadbill, including the 62,657 Shares of the Company. On June 19, 2020, Mr. Subin filed an amendment to Mr. Subin’s Schedule 13D with the Commission to report that Mr. Subin no longer has a relationship with Broadbill and is no longer deemed the beneficial owner of the Shares owned by Broadbill, consistent with the information provided by Mr. Subin to the Company.

2.
Alternatively, if you are making this offering in reliance on General Instruction I.B.6. of Form S-3, please make this clear and revise to include on the prospectus cover page the information required by Instruction 7.

Response: For the reasons set forth above, the Company respectfully submits that it is not relying on General Instruction I.B.6 of Form S-3.
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__________________
2 As disclosed in the Proxy Statement, such disclosure was based solely on the information contained in a Schedule 13D filed with the Commission by Mr. Subin on January 23, 2018.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (301) 564-3352 or by email at scottd@centrusenergy.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Dennis J. Scott
Dennis J. Scott